[redacted]

11019004

SECU SION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2011
WASH, D.C.
189

pls 3/9

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 53051 |

67984

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 WEST 31ST STREET, SUITE 1501
(No. and Street)

| NEW YORK | NY | 10001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIJAY VENKATACHALAM (212) 273-3102
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

| 225 SOUTH SIXTH STREET, SUITE 2300 | MINNEAPOLIS | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, VIJAY VENKATACHALAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG ADVISORS, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR & FINOP

Title

ELIYAHU BABAD
Notary Public - State of New York
No. 02BA6228174
Qualified in [illegible] County
My Commission Expires September 13, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FG ADVISORS, LLC
(A Limited Liability Company)

TABLE OF CONTENTS


| | |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Financial Statements** | |
| Statements of Financial Condition | 2 |
| Statements of Operations | 3 |
| Statements of Member's Equity | 4 |
| Statements of Cash Flows | 5 |
| Notes to Consolidated Financial Statements | 6 - 8 |
| **Supplemental Information** | |
| Schedule I - Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission | 9 |
| Independent Auditors' Supplementary Report on Internal Accounting Control | 10 - 11 |

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 28 2011
WASH, D.C.
189

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Governors
FG Advisors, LLC
New York, New York

We have audited the accompanying statements of financial condition of FG Advisors, LLC (a limited liability company) as of December 31, 2010 and 2009, and the related statements of operations, member's equity and cash flows for the year ended December 31, 2010 and for the period from November 13, 2008 (date of broker-dealer registration approval) to December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Advisors, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 and for the period from November 13, 2008 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2011

## FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

### *ASSETS*

| | 2010 | 2009 |
|---|---|---|
| Cash | $ 561,726 | $ 200,802 |
| Commissions receivable | 156,940 | - |
| Other assets | 500 | 394 |
| **TOTAL ASSETS** | $ 719,166 | $ 201,196 |

### *LIABILITIES AND MEMBER'S EQUITY*

| | 2010 | 2009 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ 3,300 | $ - |
| Related party payable | 119,531 | 90,850 |
| Accrued bonus | 350,000 | 65,000 |
| Total Liabilities | 472,831 | 155,850 |
| **MEMBER'S EQUITY** | 246,335 | 45,346 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 719,166 | $ 201,196 |

See accompanying notes to financial statements.

**FG ADVISORS, LLC**
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2010 and Period From November 13, 2008 to December 31, 2009

| | 2010 | 2009 |
|---|---|---|
| **REVENUES** | | |
| Fees | $ 1,788,299 | $ 1,590,237 |
| Other income | - | 250 |
| Total Revenues | 1,788,299 | 1,590,487 |
| **OPERATING EXPENSES** | 1,227,310 | 718,415 |
| **NET INCOME** | $ 560,989 | $ 872,072 |

See accompanying notes to financial statements.

# FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Year Ended December 31, 2010 and Period From November 13, 2008 to December 31, 2009

| | |
|---|---|
| **BALANCE - NOVEMBER 12, 2008** | $ 51,774 |
| Distributions to member | (878,500) |
| Net income | 872,072 |
| **BALANCE - DECEMBER 31, 2009** | 45,346 |
| Contributions from member | 90,000 |
| Distributions to member | (450,000) |
| Net income | 560,989 |
| **BALANCE - DECEMBER 31, 2010** | $ 246,335 |

See accompanying notes to financial statements.

# FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2010 and Period From November 13, 2008 to December 31, 2009

| | 2010 | 2009 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 560,989 | $ 872,072 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | (156,940) | - |
| Other assets | (106) | (394) |
| Accounts payable | 3,300 | - |
| Related party payable | 28,681 | 90,850 |
| Accrued bonus | 285,000 | 65,000 |
| Net Cash Flows from Operating Activities | 720,924 | 1,027,528 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distributions to member | (450,000) | (878,500) |
| Contributions from member | 90,000 | - |
| Net Cash Flows from Financing Activities | (360,000) | (878,500) |
| **Net Change in Cash** | 360,924 | 149,028 |
| CASH - Beginning of Period | 200,802 | 51,774 |
| **CASH - END OF Period** | $ 561,726 | $ 200,802 |

See accompanying notes to financial statements.

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

FG Advisors, LLC (the Company) was formed in 2008 to provide investment banking advisory services to institutional clients in the specialty finance industry. The Company provides merger and acquisition, restructuring, loan sale advisory, buyside advisory, valuation advisory, and debt and equity capital raising services to its clients. The Company was approved as a broker-dealer on November 13, 2008 which is also the commencement date of the financial statements for the period from November 13, 2008 to December 31, 2009.

The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

*Cash*

The Company maintains its cash in financial institutions. The balances, at times, may exceed federally insured limits.

*Commissions Receivable*

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2010.

*Revenue Recognition*

Revenue associated with or without securities transactions related to the Company's clients is earned in two forms: (i) retainer revenue; and (ii) success fee revenue. Success fee revenue is recorded as transactions close. Retainer revenue is recorded as earned.

*Advertising Costs*

Advertising costs are charged to expense as incurred. Advertising expense was $1,097 and $207 for the year ended December 31, 2010 and 2009.

*Management's Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 1 - Summary of Significant Accounting Policies** (cont.)

*Income Taxes*

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2007 (inception). The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

*Reclassifications*

For comparability, certain 2009 amounts have been reclassified to conform with classifications adopted in 2010. These reclassifications had no effect on net income or member's equity.

**NOTE 2 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $438,895 and $44,952 which was $430,706 and $34,562 in excess of its required net capital of $8,189 and $10,390. The Company's net capital ratio was .28 to 1 and 3.5 to 1 at December 31, 2010 and 2009.

No differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2010 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

**NOTE 3 - Related Party Transactions**

The Company received retainer revenues and fees generated by a customer that employed one of the former members of FG Companies, the Company's sole member, beginning June 2009. The Company generated net revenues of $70,000 for the period from November 13, 2008 to December 31, 2009.

FG Companies invoices the Company on a monthly basis for payroll and benefits costs on an arm's length basis. Such expenses incurred by the Company were $675,992 for the year ended December 31, 2010 and $460,680 for the period from November 13, 2008 to December 31, 2009. There was an outstanding payable to FG Companies of $119,531 and $90,850 at December 31, 2010 and 2009.

**NOTE 3 - Related Party Transactions** (cont.)

FG Companies assumes the liability and expense for shared expenses such as rent, utilities, operating expenses and administrative support monthly under an expense sharing agreement. The monthly expense was $4,500 for the year ended December 31, 2010 and for the period from November 13, 2008 to December 31, 2009. These shared expenses assumed by FG Companies totaled $54,000 for the year ended December 31, 2010 and $60,750 for the period from November 13, 2008 to December 31, 2009. Due to the agreement with FG Companies, these expenses have not been recorded on the Company's books.

**NOTE 4 - Concentrations**

The Company had revenues from one customer representing approximately two thirds of total revenues for the year ended December 31, 2010. The Company had revenues from a different customer representing approximately two thirds of total revenues for the period from November 13, 2008 to December 31, 2009.

**NOTE 5 - Subsequent Events**

The Company did not have any subsequent events through February 23, 2011, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the Company's financial statements.

# SUPPLEMENTAL INFORMATION

# FG ADVISORS, LLC

(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Members' equity | $ 246,335 |
| Add back of discretionary payable | 350,000 |
| Non-allowable assets: | |
| Receivables from non-customers | 156,940 |
| Other assets | 500 |
| Total non-allowable assets | 157,440 |
| Net capital before haircuts on securities positions | 438,895 |
| Haircuts on securities positions | - |
| Net capital | $ 438,895 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total aggregate indebtedness | $ 122,831 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital requirement | $ 8,189 |
| Excess net capital at 1,500 percent | $ 430,706 |
| Excess net capital at 1,000 percent | $ 426,612 |
| Ratio: Aggregate indebtedness to net capital | .28 to 1.0 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2010 | $ 438,895 |
| Net audit adjustments | - |
| Net capital per above | $ 438,895 |

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
FG Advisors, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of FG Advisors, LLC (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2011

# FG ADVISORS, LLC
(A Limited Liability Company)

New York, New York

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2010 and 2009

# FG ADVISORS, LLC

New York, New York

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2010

# FG ADVISORS, LLC

TABLE OF CONTENTS


| | |
|---|---|
| **Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation** | 1 - 2 |
| **Accompanying Schedule** | |
| Form SIPC-7 | 3 - 4 |

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
FG Advisors, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by FG Advisors, LLC (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which included copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 23, 2011

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067984 FINRA DEC
FG ADVISORS, LLC
132 WEST 31ST STREET, SUITE 15
NEW YORK, NY 10001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DANIEL PILLEMER, (212) 273-3100

2. A. General Assessment (item 2e from page 2) $ 3549.77

B. Less payment made with SIPC-6 filed (exclude interest) ( 478.33 )

July 28, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,071.44

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,071.44

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FG Advisors, LLC
(Name of Corporation, Partnership or other organization)

Daniel Pillemer
(Authorized Signature)

Dated the 10th day of February, 20 11.

Principal
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January, 20 10
and ending December, 20 10
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,803,923.53

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 13,389.48

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Revenues not related to Securities Business — 370,625.00

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 384,014.48

2d. SIPC Net Operating Revenues — $ 1,419,909.05

2e. General Assessment @ .0025 — $ 3549.77

(to page 1, line 2.A.)